UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

THE MILLS CORPORATION

(Name of Subject Company)

THE MILLS CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

601148109

(CUSIP Number of Class of Securities)

Mark Dorigan and Mary Ellen Seravalli
Executive Vice Presidents and Co-General Counsels
The Mills Corporation
5425 Wisconsin Avenue
Chevy Chase, Maryland 20815
(301) 968-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:

Adam O. Emmerich
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 1 is to amend and supplement Items 8 and 9 in the Solicitation/Recommendation Statement (the “Statement”) on Schedule 14D-9 previously filed by The Mills Corporation, a Delaware corporation (“Mills”), on March 1, 2007 in respect of the tender offer commenced on March 1, 2007, by SPG-FCM Ventures, LLC (“Purchaser”), an indirect subsidiary of Simon Property Group, Inc., and certain funds managed by Farallon Capital Management, L.L.C., and to add an additional exhibit and to revise the Exhibit Index accordingly.

ITEM 8.   ADDITIONAL INFORMATION

The discussion set forth in Item 8 under the heading “Section 14(f) Information Statement” is hereby amended to state in its entirety as follows:

Section 14(f) Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, on or about March 19, 2007, Mills filed with the SEC and transmitted to Mills stockholders an information statement in connection with the possible designation by Purchaser, pursuant to the merger agreement, of certain persons to be appointed to the Mills board of directors other than at a meeting of Mills stockholders. The information statement has been filed as Exhibit (a)(4) to this document and is incorporated herein by reference.

The discussion set forth in Item 8 under the heading “Certain Litigation” is hereby amended and supplemented by amending the first paragraph thereof to state in its entirety as follows:

Transaction-Related Litigation. Stockholder plaintiffs have filed three complaints in the Court of Chancery in and for New Castle County, Delaware, and five complaints in the Circuit Court for Montgomery County, Maryland, challenging the previously proposed Brookfield transaction. The actions filed in Delaware are captioned Kloc v. Mills Corp., et al. (Case No. 2700-N); Kaufman v. Mills Corp., et al. (Case No. 2707-N); and Young v. Mills Corp., et al. (Case No. 2723-N), and have been consolidated. The Maryland actions are captioned Prieston v. Siegel, et al. (Case No. 276187-V); Leone v. Siegel, et al. (Case No. 276188-V); Staehr v. Mills Corp., et al. (Case No. 277001-V); Stevens v. Mills Corp., et al. (Case No. 278757-V); and Sofos v. Mills Ltd. P’ship, et al. (Case No. 278760-V), and have been consolidated. All of these actions are purported class actions naming Mills and its directors as defendants and alleging violation of fiduciary duties in approving the Brookfield transaction. Some actions also assert claims against Brookfield for aiding and abetting a breach of fiduciary duty. As discussed below, the Prieston and Leone actions in Maryland are additionally styled as derivative actions against Mills’ directors on behalf of the Company and seek to assert claims arising out of the Company’s announced intention to restate Mills’ and Mills LP’s previously issued financial statements. The various actions seek to enjoin the proposed Brookfield transaction, disgorgement of any profits received by the defendants as the result of wrongful conduct, and other relief. On March 7, 2007, plaintiffs Prieston and Leone amended their consolidated complaint to challenge the proposed transaction pursuant to which Mills would be acquired by Purchaser pursuant to the transactions contemplated by the Merger Agreement. As amended, the complaint alleges, among other things, that the Mills board of directors suffered from alleged conflicts of interest and breached its fiduciary duties by approving the proposed transaction at an allegedly unfair and inadequate price because its members sought to avoid alleged potential personal liability as a result of the derivative suits arising out of the Company’s pending restatement of its financial statements. The complaint further asserts that Simon and Farallon (which were named as additional defendants in the amended complaint) aided and abetted such breach of fiduciary duty, and that the public disclosures made in connection with the Simon/Farallon tender offer were inadequate.

ITEM 9.   EXHIBITS

Exhibit Number	Description
(a)(4)

Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder (incorporated herein by reference to the Information Statement on Schedule 14F-1 filed by The Mills Corporation on March 19, 2007)

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

THE MILLS CORPORATION

	By:	/s/ RICHARD J. NADEAU
		Name:	Richard J. Nadeau
		Title:	Executive Vice President and Chief Financial Officer

Dated: March 19, 2007